Exhibit 3.2

CERTIFICATE OF AMENDMENT

OF

RESTATED CERTIFICATE OF INCORPORATION

OF

ZHONE TECHNOLOGIES, INC.

Pursuant to Section 242 of the General

Corporation Law of the State of Delaware

Zhone Technologies, Inc., a corporation duly organized and validly existing under the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify as follows:

1. The name of the Corporation is Zhone Technologies, Inc.

2. The Restated Certificate of Incorporation of the Corporation is hereby amended as follows:

The first three sentences of Article IV thereof are amended so that, as amended, such sentences shall read in their entirety as follows:

“The total number of shares of all classes of capital stock which the Corporation shall have authority to issue is Two Hundred Five Million (205,000,000) shares, of which:

One Hundred Eighty Million (180,000,000) shares, par value $.001 per share, shall be shares of common stock (the “Common Stock”); and

Twenty-Five Million (25,000,000) shares, par value $.001 per share, shall be shares of preferred stock (the “Preferred Stock”).”

Paragraph A of Article IV thereof is amended so that, as amended, such Paragraph A shall read in its entirety as follows:

“(A) Common Stock. Except as (1) otherwise required by law or (2) expressly provided in this Restated Certificate of Incorporation (as amended from time to time), each share of Common Stock shall have the same powers, rights and privileges and shall rank equally, share ratably and be identical in all respects as to all matters. Simultaneously with the effective date of the filing of this amendment to the Corporation’s Restated Certificate of Incorporation (the “Effective Date”), each share of Common Stock of the Corporation issued and outstanding or held as treasury shares immediately prior to the Effective Date (the “Old Shares”) shall automatically be reclassified and continued (the “Reverse Stock Split”), without any action on the part of the holder thereof, as one-fifth (1/5th) of one share of Common Stock. The Corporation shall not issue fractional shares in connection with the Reverse Stock Split. Holders of Old Shares who would otherwise be entitled to receive a fraction of a share on account of the

Reverse Stock Split shall receive, upon surrender of the stock certificates formerly representing the Old Shares, in lieu of such fractional share, an amount in cash equal to the product of (i) the closing sale price per share of the Common Stock as reported by the Nasdaq Stock Market on the last trading day preceding the Effective Date by (ii) the number of Old Shares held by such holder that would otherwise have been exchanged for such fractional share interests.”

3. This Amendment of the Restated Certificate of Incorporation was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware. On August 7, 2008, the Board of Directors of the Corporation duly adopted resolutions setting forth the Amendment, declaring its advisability and calling for submission of the Amendment to the stockholders of the Corporation for vote at a special meeting. The stockholders approved the Amendment at the special meeting of stockholders held on October 16, 2008.

IN WITNESS WHEREOF, the Corporation has caused this certificate to be signed by its Chief Executive Officer this 11th day of March, 2010.

ZHONE TECHNOLOGIES, INC.

By:	/s/ MORTEZA EJABAT
Morteza Ejabat
Chief Executive Officer

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